FluoroPharma Medical, Inc.

8 Hillside Avenue, Suite 207

Montclair, New Jersey 07042

VIA EDGAR

December 31, 2012

Jeffrey P. Riedler

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Fluoropharma Medical, Inc. Registration Statement on Form S-1 Filed December 21, 2012 File No. 333-185643

Dear Mr. Riedler:

On behalf of Fluoropharma Medical, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comment issued in a letter dated December 28, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed an amended Form S-1 (the “Amended Form S-1”) reflecting the response of the Company below.  To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:

Comment Number	Comment and Response

Registration Statement on Form S-1

1.

Please amend your Form S-1 to have your controller or principal accounting officer sign the Form S-1 in this capacity. If Tamara Rhein, your chief financial officer, is also your controller or principal accounting officer, please indicate beneath her signature that she is signing the Form S-1 in the capacity of chief financial officer and controller or principal accounting officer. For guidance, please refer to Instruction 1 to Form S-1.

COMPANY RESPONSE: We have revised the Amended Form S-1 to indicate beneath the  signature of Tamara Rhein that she is signing the Amended Form S-1 in the capacity of chief financial officer and principal accounting officer.

***

We hereby acknowledge that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David J. Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Johan M. (Thijs) Spoor

Johan M. (Thijs) Spoor